NEWS RELEASE

Canarc Closes $300,000 Convertible Debenture and Purchase of Relief Canyon Assay Laboratory

__________________________________________________________________

Vancouver, Canada – February 7, 2011 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has closed the previously announced Cdn$300,000 convertible debenture, paid US$300,000 to Firstgold Corporation and purchased the fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site.

The lab purchase includes 5 acres of zoned commercial land, certain water rights, two industrial buildings including a large warehouse/storage facility, and a fully furnished 300 sample per day analytical laboratory.  During the due diligence period, Canarc received expressions of interest from other mining companies regarding the future use, expansion and ownership of the lab.  Management plans to evaluate its alternatives.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated future performance, including the acquisition, exploration, development and exploitation of gold properties and related assets. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors are described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.